SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): March 13, 2003

FIRSTMERIT CORPORATION

(Exact name of registrant as specified in its charter)

Ohio	0-10161	34-1339938
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(IRS employer identification number)

III Cascade Plaza, 7th Floor Akron, Ohio	44308	(330) 996-6300
(Address of Principal Executive Offices)	(Zip Code)	(Telephone Number)

TABLE OF CONTENTS

Item 7. Financial Statements, *Pro Forma* Financial Information and Exhibits.

    (c)   Exhibits

        99.1   Certification of John R. Cochran, Chairman and Chief Executive Officer of FirstMerit Corporation, as required by 18 U.S.C. Section 1350, as adopted pursuant to the Sarbanes-Oxley Act of 2002.

        99.2   Certification of Terrence E. Bichsel, Executive Vice President and Chief Financial Officer of FirstMerit Corporation, as required by 18 U.S.C. Section 1350, as adopted pursuant to the Sarbanes-Oxley Act of 2002.

Item 9. Regulation FD Disclosure

On March 13, 2003, FirstMerit Corporation filed with the Securities and Exchange Commission certifications of its Chief Executive Officer and Chief Financial Officer, as required by 18 U.S.C. Section 1350, as adopted pursuant to The Sarbanes-Oxley Act of 2002, copies of which are included with this Form 8-K as Exhibits 99.1 and 99.2, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FirstMerit Corporation

Dated: March 13, 2003   By: /s/ Terrence E. Bichsel
_____

Terrence E. Bichsel
Executive Vice President and
Chief Financial Officer